

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05004972

February 14, 2005

Brian J. Lane
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/14/2005

Re: Eastman Kodak Company
Incoming letter dated December 20, 2004

Dear Mr. Lane:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to Kodak by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 16 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald W. McEntee
Chairman
AFSCME Employees Pension Plan
1625 L Street, N.W.
Washington, DC 20036

31235

GIBSON, DUNN & CRUTCHER LLP

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INCLUDING PROFESSIONAL CORPORATIONS

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blane@gibsondunn.com

December 20, 2004

Direct Dial
(202) 887-3646
Fax No.
(202) 530-9589

Client No.
C 23116-00007

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareholder Proposal of the American Federation of State, County and Municipal Employees*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Eastman Kodak Company ("Kodak"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareholders Meeting (collectively, the "2005 Proxy Materials") a shareholder proposal and supporting statement (the "Proposal") received from the American Federation of State, County and Municipal Employees (the "Proponent"). The Proposal, which Kodak received on December 6, 2004, and all related correspondence are attached hereto as Exhibit A.

The Proposal would amend Kodak's By-laws to require Kodak to "include in its proxy materials for a meeting of shareholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board by a shareholder or group thereof that satisfies the requirements of this Article X (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card." The Proposal defines a "Nominator" as someone who has beneficially owned 3% or more of Kodak's outstanding common stock for at least one year, has provided certain notice to Kodak and has executed certain undertakings. On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8) because the

Proposal does not meet the requirements for a "direct access proposal" set forth in proposed Exchange Act Rule 14a-11 ("Proposed Rule 14a-11") and does not even mention Proposed Rule 14a-11. Accordingly, the Proposal impermissibly relates to the election of directors as it would create a shareholder nomination procedure that is different from Proposed Rule 14a-11 as described in Exchange Act Release No. 34-48626 (October 14, 2003) (the "Proposing Release").

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its exhibits. Also in accordance with Rule 14a-8(j), we are mailing on this date a copy of this letter and its exhibits to the Proponent, informing it of Kodak's intention to exclude the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Kodak files its definitive 2005 Proxy Materials with the Commission. On behalf of Kodak, we hereby agree to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits by facsimile to Kodak only.

ANALYSIS

Rule 14a-8(i)(8) allows a company to exclude a shareholder proposal when the proposal "relates to an election for membership on the company's board of directors or analogous governing body." The Commission has stated that "the principal purpose of [paragraph (i)(8)] is to make clear, with respect to corporate elections that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including Rule 14a-11, are applicable." SEC Release No. 34-12598 (July 7, 1976).

The Proposing Release recognized one exception to this precedent, but otherwise the Proposing Release did not alter this precedent. Specifically, in footnote 74 of the Proposing Release, the Commission expressly states that it is "not reviewing or revising the position taken by the Division of Corporation Finance regarding the application of Exchange Act Rule 14a-8(i)(8) to security holder proposals that would have the effect of creating a security holder nomination procedure, *other than a direct access proposal*" (*emphasis added*).

The Proposal states:

RESOLVED, pursuant to Article 9 of the By-laws (the "Bylaws") of Eastman Kodak Company ("Kodak") and Section 2-9 of the New Jersey Business Corporation Act, shareholders hereby amend the Bylaws to add Article 10.

> "The corporation shall include in its proxy materials for a meeting of shareholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board by a shareholder or group thereof that satisfies the requirements of this Article X (the "Nominator"), and allow shareholders to vote with respect to such

nominee on the corporation's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 3% or more of the corporation's outstanding common stock (the "Required Shares") for at least one year,

(b) provide written notice received by the corporation's Secretary within the time period specified in Article 1 section 9 of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to as the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it will (i) assume all liability arising out of any violation of law or regulation arising out of the Nominator's communications with shareholders, including the Disclosure; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the corporation's Secretary. The Board shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Article 10 and SEC rules."

As discussed below, the Proposal does not meet the requirements for a "direct access proposal" set forth in proposed Exchange Act Rule 14a-11 ("Proposed Rule 14a-11"), and the Proponent does not meet the eligibility requirements to submit a proposal under Proposed Rule 14a-11. Thus, the Proposal is excludable pursuant to Rule 14a-8(i)(8).

I. Neither the Proposal nor the Proponent Qualify under Proposed Rule 14a-11.

A. The Proposal Does Not Qualify Under Proposed Rule 14a-11.

The Proposal does not qualify as a Proposed Rule 14a-11 Proposal, as it does not comport with requirements of Proposed Rule 14a-11 and does not even mention Proposed Rule 14a-11. For example, the Proposal would allow any and all Nominators' candidates to be included in

Kodak's proxy materials, as opposed to the limited number of nominees set forth in Proposed Rule 14a-11.[1]

Moreover, the Proposal defines a "Nominator" as someone beneficially owning 3% or more of Kodak's outstanding common stock, while Proposed Rule 14a-11 states that a shareholder or group of shareholders is eligible to nominate a director under the Proposed Rule 14a-11 process if they beneficially own "more than 5% of the registrant's securities that are eligible to vote for the election of directors...." The Proposal also states that such common stock must have been held for at least one year, while Proposed Rule 14a-11 requires that such securities have been held "continuously for at least two years." Moreover, the Proposal fails to set forth the requirement that the "Nominator" "intend to continue to hold those securities through the date of the subject election of directors," as set forth in Proposed Rule 14a-11. Accordingly, the Proposal would create a shareholder nomination procedure that is significantly different from the procedure in Proposed Rule 14a-11. *See, e.g., Qwest Communications International, Inc.* (avail. Mar. 22, 2004) (permitting the exclusion of a similar stockholder proposal under Rule 14a-8(i)(8) because the proposal differed from the eligibility standard in Proposed Rule 14a-11 and, therefore, did not qualify as a "direct access proposal"); *Tenet Healthcare Corporation* (avail. Mar. 15, 2004) (same); *Verizon Communications Inc.* (avail. Jan. 28, 2004) (same).

B. The Proponent Does Not Meet the Eligibility Requirements to Submit a Proposed Rule 14a-11 Proposal.

The Proponent is ineligible to submit a Proposed Rule 14a-11 proposal. Proposed Rule 14a-11 could be triggered by a "direct access proposal" submitted pursuant to Rule 14a-8 if such proposal satisfied several criteria, including that the proposal "was submitted for a vote of security holders at an annual meeting of security holders held after January 1, 2004 by a security holder or group of security holders *that held more than 1% of the company's securities entitled to vote on the proposal for one year as of the date the proposal was submitted and provided evidence of such holding to the company.*" (*emphasis added*). The Proposing Release continues: "security holders and groups should be aware that in order for the adoption of such a proposal to be a nomination procedure triggering event, should we adopt Exchange Act Rule 14a-11 as proposed, *those security holders or groups should, using the existing Exchange Act Rule 14a-8 procedures, provide evidence that they satisfy the more than 1% and one-year thresholds when they submit their proposals.*" (*emphasis added*).

---

[1] The Company's Board of Directors currently consists of 13 members. Thus, in certain circumstances shareholders would be able to nominate up to only two director candidates under the process described in Proposed Rule 14a-11.

According to the ownership information provided by the Proponent, the Proponent owns an aggregate of 2,944 shares of Kodak's common stock, far less than 1% or more of Kodak's 286,679,276 shares currently outstanding (based on Kodak's disclosures in its most recent Form 10-Q, which was filed on November 9, 2004). Accordingly, the Proponent is not eligible to submit a "direct access proposal" under Proposed Rule 14a-11. Thus, inclusion of the Proposal in the 2005 Proxy Materials would permit the Proponent to use the process set forth in Proposed Rule 14a-11 despite its failure to meet all of the requirements of the proposed rule.

II. The Proposal is Excludable under Rule 14a-8(i)(8) Because It Relates to the Election of Directors.

The Staff has historically found that shareholder proposals seeking to include shareholder nominees in the company's proxy materials may be excluded under Rule 14a-8(i)(8) (or its predecessor, Rule 14a-8(c)(8)) because such proposals "rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors." *Eastman Kodak Co.* (avail. Feb. 28, 2003); *The Bank of New York Co., Inc.* (avail. Feb. 28, 2003); *AOL Time Warner Inc.* (avail. Feb. 28, 2003); and *Citigroup Inc.* (avail. April 14, 2003) (all permitting exclusion of a proposal to amend the bylaws to require that the company include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who beneficially owns 3% or more of the company's outstanding common stock). *See also Storage Technology Corp.* (avail. Mar. 22, 2002); *General Motors Corp.* (avail. Mar. 22, 2001); *Oxford Health Plans, Inc.*, (avail. Feb. 23, 2000); *The Coca-Cola Co.* (avail. Jan. 24, 2000); *Citigroup Inc.* (avail. Jan. 21, 2000); *BellSouth Corp.* (avail. Feb. 4, 1998); and *Unocal Corp.* (avail. Feb. 8, 1991).

Similarly, the Proposal, if adopted, would establish a procedure relating to the election of directors that would result in the contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). The Proposal's clear intent is to provide shareholders with a means to create contested director elections, as evidenced in the Supporting Statement where the Proponent states that the Proposal's mechanism is "the most effective mechanism for ensuring accountability" at Kodak. More specifically, the Proposal provides that "Nominators" may nominate candidates for the Board of Directors and that the names of such candidates must be included in Kodak's proxy materials to the same extent as Kodak's nominees. Since Kodak's Board of Directors will nominate a sufficient number of candidates for all available seats on the Board of Directors, and the Proposal would require Kodak to include in its proxy materials nominees who are not nominated by the Board of Directors, the Proposal's implementation would necessarily result in contested director elections. Thus, the Proposal may properly be omitted because it seeks to establish a procedure that would result in contested elections of directors in direct violation of Rule 14a-8(i)(8).

The Proponent should not be permitted to circumvent the above-mentioned long-standing Staff position on Rule 14a-8(i)(8) simply because the Proposal appears to be couched in terms of Proposed Rule 14a-11. In the Proposing Release, the Commission made it clear that companies will continue to be able to rely on Rule 14a-8(i)(8) to exclude direct access proposals that do not comply with the various requirements of Proposed Rule 14a-11. As noted, in proposing Rule 14a-11, the Commission clearly states that it is not reviewing or revising the Staff's historical position on this subject, other than in the case of "direct access" proposals that comply with Proposed Rule 14a-11. *See* footnote 74 to the Proposing Release. As discussed above, the Proposal does not qualify as a "direct access proposal." Accordingly, the Proposal may be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(8).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff take no action if Kodak excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 887-3646, or Laurence Hickey, Kodak's Corporate Secretary and Chief Governance Officer, at (585) 724-3378.

Sincerely,



Brian J. Lane

Attachment

cc: Laurence Hickey, Eastman Kodak Company
American Federation of State, County and Municipal Employees

EXHIBIT A


AMERICAN FEDERATION
STATE
COUNTY
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

December 3, 2004

Via Overnight Mail and Telecopier (585) 724-9549

Eastman Kodak Company
343 State Street
Rochester, NY 14650

Attention: Laurence L. Hickey, Chief Governance Officer and Corporate Secretary

Dear Mr. Hickey,

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2004 proxy statement of Eastman Kodak Company (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2005 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,944 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Charles Jurgonis at (202) 429-1007.

Sincerely,



GERALD W. McENTEE
Chairman

GWMcE/JK:sf
Enclosure

RESOLVED, pursuant to Article 9 of the By-laws (the "Bylaws") of Eastman Kodak Company ("Kodak") and Section 2-9 of the New Jersey Business Corporation Act, shareholders hereby amend the Bylaws to add Article 10:

"The corporation shall include in its proxy materials for a meeting of shareholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board by a shareholder or group thereof that satisfies the requirements of this Article X (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 3% or more of the corporation's outstanding common stock (the "Required Shares") for at least one year;

(b) provide written notice received by the corporation's Secretary within the time period specified in Article 1 section 9 of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items 7(a), (b) and (c) of SEC Schedule 14A (such information is referred to as the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it will (i) assume all liability arising out of any violation of law or regulation arising out of the Nominator's communications with shareholders, including the Disclosure; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the corporation's Secretary. The Board shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this Article 10 and SEC rules."

SUPPORTING STATEMENT

Shareholders of U.S. public companies currently have no meaningful control over the process by which director candidates are nominated. Shareholders whose suggested nominees are rejected by a nominating committee have no recourse other than sponsoring a dissident election campaign, which is so expensive that it rarely occurs outside the takeover context.

We believe that access to the proxy for purposes of electing a director nominated by shareholders is the most effective mechanism for ensuring accountability. The need for such accountability is urgent at Kodak because Kodak's board has failed to implement shareholder proposals supported by holders of a majority of shares voted for and against, including proposals seeking board declassification and urging Kodak to expense employee stock options. Kodak's stock price has also languished during the five years ending on December 31, 2003, significantly underperforming both the S&P 500 and DJIA.

We urge shareholders to vote for this proposal.


AMERICAN FEDERATION
STATE COUNTY MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036

EMPLOYEES PENSION PLAN

December 3, 2004

Via Overnight Mail and Telecopier (585) 724-9549

Eastman Kodak Company
343 State Street
Rochester, NY 14650

Attention: Laurence L. Hickey, Chief Governance Officer and Corporate Secretary

Dear Mr. Hickey:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to provide you with verified proof of ownership from the Plan's custodian. If you require any additional information, please do not hesitate to contact me at the address above.

Sincerely,



Charles Jurgonis
Plan Secretary

CJ/JK:sf
Enclosure



STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

November 23, 2004

Lonita Waybright
A.F.S.C.M.E.
Benefits Administrator
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter for EASTMAN KODAK (cusip 277461109)

Dear Ms. Waybright:

State Street Bank and Trust Company is Trustee for **2,944 shares of Eastman Kodak** common stock held for the benefit of the American Federation of State, County and Municipal Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of this letter. The Plan continues to hold the shares of Eastman Kodak stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



Kevin Yakimowsky




AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

January 27, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Eastman Kodak Company

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Rule"), the AFSCME Employees Pension Plan (the "Plan") submitted to Eastman Kodak Company ("Kodak" or the "Company") a shareholder proposal (the "Proposal") to amend the Company's bylaws to establish a procedure by which a Nominator (as defined in the Proposal) may ensure the inclusion of a nominee for election to Kodak's board of directors in Kodak's proxy statement and on its proxy card.

In a letter to the Commission dated December 20, 2004, Kodak stated that it intends to omit the Proposal from its proxy materials being prepared for the 2005 annual meeting of shareholders. Kodak argues that the Proposal is excludable under Rule 14a-8(i)(8) (the "Election Exclusion"), because it relates to the election of directors and does not qualify as a "direct access" proposal under the Commission's proposing release on shareholder access to the company proxy statement. See Securities Exchange Act Release No. 48626, "Security Holder Director Nominations" (Oct. 14, 2003) (the "Proposing Release"). Under the Proposing Release, direct access proposals, which ask the company to become subject to the shareholder access right described in the Proposing Release, are exempt from a Staff interpretation that shareholder access proposals are excludable under the Election Exclusion.

The Plan concedes that the Proposal is not a "direct access" proposal. However, in light of the Commission's inaction on the Proposing Release over the more than 15 months since it was issued, the Plan urges the Staff to revisit its interpretation of the Election Exclusion as allowing omission of proposals establishing a procedure by which shareholders may include nominees for election to the board in a company's proxy materials. As discussed more fully below, the Staff's interpretation is not supported by the Rule's text or history, nor is it consistent with the policies animating the Rule.

The Proposal

The Proposal sets forth the following bylaw:

The corporation shall include in its proxy materials for a meeting of shareholders the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board by a shareholder or group thereof that satisfies the requirements of this Article X (the "Nominator"), and allow shareholders to vote with respect to such nominee on the corporation's proxy card. Each Nominator may nominate one candidate for election at a meeting.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 3% or more of the corporation's outstanding common stock (the "Required Shares") for at least one year,

(b) provide written notice received by the corporation's Secretary within the time period specified in Article 1 section 9 of the Bylaws containing (i) with respect to the nominee, (A) the information required by Items t(a), (b) and (c) of SEC Schedule 14A (such information being referred to as the "Disclosure") and (B) such nominee's consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it will (i) assume all liability arising out of any violation of law or regulation arising out of the Nominator's communications with shareholders, including the Disclosure; (ii) to the extent it uses soliciting material other than the corporation's proxy materials, comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of the nominee's candidacy (the "Statement"), at the time the Disclosure is submitted to the corporation's Secretary. The Board shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement comply with this Article 10 and SEC rules.

It is important to note that the Proposal simply would establish a procedure for including in Kodak's proxy materials, under certain circumstances, the name and qualifications of a director candidate nominated by a shareholder with a substantial, long-term ownership stake in the Company. The Proposal does not advance the cause of any particular candidate.

The Election Exclusion

The Election Exclusion in Rule 14a-8(i)(8) permits the omission of a shareholder proposal if it "relates to an election for membership on the company's board of directors or analogous governing body." The Rule provides no guidance regarding the circumstances under which a proposal "relates to" a director election. As a general proposition, the Election Exclusion has been construed to permit the omission of proposals affecting *specific* elections to a company's board, but not proposals relating to the *process* by which candidates are nominated, including the qualifications of board candidates.

The Staff has thus required companies to include in their proxy statements many different proposals that relate to the procedures by which directors are elected, though not to the election of specific candidates. Shareholders are thus entitled to vote on such matters as:

– whether all directors should be elected annually or to multi-year terms in staggered "classes," *e.g.*, *Boeing Co.* (Feb. 23, 1999);

– whether a company should allow cumulative voting for directors, a procedure that permits shareholders to vote their holdings cumulatively for a single candidate and that may permit minority shareholders to increase representation on the board, *e.g.*, *Archer Daniels Midland* (June 20, 1996);

– whether a company should set term limits or mandatory age limits for directors, *e.g.*, *LSB Industries* (Feb. 17, 1997);

– whether the CEO should be the only company officer on the board of directors, *PepsiCo.* (Jan. 13, 2000);

– the degree to which the board should be composed of individuals who are independent of the company, *General Dynamics* (Jan. 25, 1994);

– whether nominees for the board of directors should be required to own stock in the company, *Pinnacle West Capital Corp.* (Mar. 19, 1990); and

– whether a company should nominate two candidates for each board seat, *e.g., SBC Communications Inc.* (Jan. 31, 2001) and *Citicorp.* (Jan. 6, 1994).

This interpretation of the Election Exclusion – which permits the omission of proposals relating to a specific election, but not proposals relating to election procedures – is easy to administer and consistent with the text and history of the rule. The Staff has followed this interpretation in deciding to permit shareholders to vote on some proposals similar in character to the Proposal, but has also allowed registrants to exclude other similar proposals by adding a gloss to this interpretation, namely that a proposal may be excluded if it would "establish a procedure that may result in contested elections of directors." As we now explain, this addition is not supported by the text or history of the Election Exclusion and is inconsistent with other no-action letters.

History of the Election Exclusion

The early versions of the Commission's rule on shareholder proposals outlined the nature of the process and added: "This rule does not apply, however, to elections to office." Exchange Act Rel. No. 3998 (Oct. 10, 1947) (Rule X-14A-8(a)). See also Exchange Act Rel. No. 4979 (Jan. 6, 1954)(same); Exchange Act Rel. No. 8206 (Dec. 14, 1967)(Rule 14a-9 "does not apply, however to elections for office or to counter proposals to matters to be submitted by management.")

In 1976, the Commission revised Rule 14a-8 to eliminate the reference in the first paragraph of the rule to elections and counter-proposals and added two enumerated exclusions (then identified as subparagraphs (c)(8) and (c)(9)) to the list of reasons why a proposal may be omitted. An indication of the scope of the Election Exclusion appears in the 1976 notice of proposed rulemaking, which proposed that companies be allowed to omit proposals that relate to a "corporate, political, or other election to office."

The final rule deleted the words "corporate, political or other" from the Election Exclusion, however. The Commission explained that it was doing so to dispel a misunderstanding among commentators that the Commission "intended to expand the scope of the existing exclusion to cover proposals dealing with matters previously held not excludable by the Commission, such as cumulative voting rights, general qualifications for directors, and political contributions by the issuer." Exchange Act Rel. No. 12999 (Nov. 22, 1976). The Election Exclusion was not changed in either the 1982 or 1998 rulemaking proceedings that revised other portions of the Rule.

This history indicates that even before the 1976 rulemaking, the Commission has not viewed Rule 14a-8 and its predecessors as permitting the omission of shareholder proposals relating to the procedures for electing directors or the qualifications of candidates for office. If anything, the text of the rule in effect for the past quarter-century buttresses this intent, with its textual limitation of the scope of the Election Exclusion to "an" election to the board, not elections generally or election procedures.

The expansive interpretation of shareholder rights embodied in Rule 14a-8 is consistent with the policy underlying Rule 14a-8, namely, that shareholders should be able to use the company's proxy statement "to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." The exclusions in Rule 14a-8 serve a function of screening out proposals that fail to raise issues of such broad or general concern to shareholders that they warrant inclusion in the proxy statement and a chance for all shareholders to register their views. The Plan's proposal – dealing with the procedures for electing directors – is fully in line with the type of proposal that Rule 14a-8 is intended to allow, not exclude.

Staff interpretation of the Election Exclusion

Over the years, the Staff has ruled on a number of shareholder proposals seeking access to management's proxy statement. Although the precise formulation has varied, these proposals generally provide that a shareholder or group of shareholders (often holding more than a specified threshold of shares) may nominate a candidate to serve on a company's board and have that candidate's name and related information included in the company's proxy statement and proxy card.

The Proposal has some basic similarities, in that it allows a qualifying shareholder or group of shareholders (three percent is the threshold) to include a candidate for director and have that candidate's name, relevant information and a supporting statement in the Company's proxy materials.

In a series of decisions from the early 1980s and again in the mid-1990s, the Staff applied the "specific election vs. nomination process" interpretation to which the Plan asks the Staff to return, when it held that the Election Exclusion did not allow companies to exclude proposals that a shareholder with a specified holding in a given company had the right to nominate a candidate and to have the candidate's name included in the company's proxy materials. *E.g., Dravo Corporation* (Feb. 21, 1995); *Pinnacle West Capital Corp.* (Mar. 26, 1993), *Union Oil Co.* (Feb. 24, 1983 and Jan. 29, 1981). Although the Division did not follow this interpretation unswervingly throughout these two decades, *see Unocal Corp.* (Feb. 6, 1990)(permitting the exclusion, without an attempt to reconcile its conclusion with prior determinations, of a shareholder access proposal on the theory that the establishment of such a procedure is "a matter more appropriately addressed under Rule 14a-11 [now 14a-12]), the interpretation advanced by the Plan was standard.

The *Union Oil Co.* no-action determinations from the early 1980s illustrate this approach. There the Staff considered a bylaw amendment to permit any shareholder owning 125,000 shares to place nominees on the company's proxy statement "in the same manner as any, and all other nominees presented for election." The Staff explained that the proposal could not be omitted because it "does not relate to the election of *directors at a particular meeting*, but rather to the procedure to be followed to select nominees *in general*" (emphasis added).

Similarly, the Staff in 1995 agreed with the proponent in *Dravo Corp.*, where the proponent sought to include on the company's proxy any shareholder-nominated candidates who were qualified for election. The Staff there rejected precisely the same "contested election" argument that it later began to apply, namely Dravo's contention that the proposal "clearly" intends to "lay the groundwork for future proxy battles by removing the company's prerogative to exclude competitive election proposals from its materials."

More recently, however, the Staff has allowed omission of proposals similar to the Proposal, citing the "contested election" gloss. *E.g., United Road Services, Inc.* (May 5, 2000); *The Black & Decker Corp.* (Jan. 18, 2000); *The Coca-Cola Company* (Jan. 24, 2000). This misinterpretation of the Election Exclusion now appears to be uniformly applied to such shareholder resolutions. *E.g., Toys "R" Us, Inc.* (Apr. 3, 2000); *Boykin Lodging Company* (Mar.

22, 2000).

Argument

The Staff's current interpretation of the Election Exclusion is flawed for three reasons. First, the "may lead to contested elections" reasoning is inconsistent with the Staff's determinations that a registrant may be required to nominate two candidates for every open board seat. These rulings certainly create the possibility of contested elections in the sense that some nominees would win while others would lose. Second, the current interpretation simply cannot be reconciled with earlier proposals such as the ones in *Union Oil Co.* that shareholders satisfying a certain threshold of share ownership may nominate candidates and have those candidates included in the company's proxy statement because such proposals do "*not* relate to the election of directors *at a particular meeting*, but rather to the procedure to be followed to select nominees *in general*" (emphasis added). Finally, the interpretation is grounded in misplaced fears that shareholder access will undermine the Commission's regulation of the proxy solicitation process.

The Staff has supported its use of the contested election rationale by quoting language from a 1976 release proposing minor changes to the Election Exclusion. In that release, the Commission stated, "[T]he principal purpose of the provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since other proxy rules, including Rule 14a-11 [now 14a-12], are applicable thereto." Exchange Act Rel. No. 12598 (July 7, 1976). That statement contains two principles useful in interpreting the Election Exclusion: first, that the Rule should not be used as a mechanism to conduct a campaign in favor of or against a particular candidate for the board; and second, that the Staff is concerned that certain proposals reforming the election process could interfere with the Commission's regulation of proxy solicitations.

The Plan agrees that the shareholder proposal rule itself should not be used to nominate director candidates or oppose one or more candidates nominated by the board. The Proposal does neither of these things: it does not advance a particular nominee's candidacy, nor does it urge shareholders to unseat any of Kodak's incumbent directors. But as discussed above, "effecting reforms in elections" cannot be read to apply to all proposals touching in any way on director elections, because the Staff has refused to permit exclusion of many such resolutions, including proposals on cumulative voting and director qualifications.

The Staff's concerns about proxy access constituting an "end run" around the Commission's proxy rules is also misplaced. As a long-term institutional investor, the Plan strongly supports the Commission's core mission of protecting shareholders by providing them with truthful and adequate disclosures with which to make their own decisions. The Proposal is fully consistent with that goal: It incorporates the Commission's disclosure requirements regarding director nominees and recognizes that Nominators that choose to use additional soliciting material are liable for noncompliance with the Commission's proxy rules governing such material.

More broadly, Rule 14a-8 is not up to the task of preventing registrants from adopting proxy access regimes altogether. Two registrants of which the Plan is aware—Apria Healthcare and Hanover Compressor—have already adopted company-specific shareholder access regimes. Future proponents could decide to forego using the Rule and advance a proxy access proposal through an independent solicitation, which would not be subject to the Election Exclusion. Accordingly, concerns about the relationship between shareholder proxy access and the Commission's proxy rules should be addressed by reviewing and updating those rules to reflect changing circumstances.

Finally, from a policy perspective, allowing Kodak to exclude the Proposal in reliance on the Election Exclusion is inappropriate. Although the topic of the Proposal is director elections, the core issue in this appeal is one of corporate governance, namely: Do Kodak shareholders have the right to decide for themselves whether they would like to have certain shareholder-nominated candidates appear in the proxy statement that is prepared at company expense?

This is entirely a matter of process. If a company's shareholders want their company to facilitate their opportunity to consider shareholder-nominated candidates, why should the Commission stand in their way? In essence, all we are discussing is the question of whether Kodak's shareholders believe that the Company should shoulder the costs of printing additional items in proxy materials and a proxy card, which costs are modest when included in a set of materials the Company is already committed to circulating to all shareholders – or whether the entire cost of presenting additional candidates for election to the board should be borne entirely by the nominating shareholders?

Fundamentally, the question here is about choice and whether Kodak shareholders believe that they should shoulder the cost of learning about additional candidates for the board of directors. Shareholder proposals on other facets of corporate governance and director elections have cost consequences. For example, a resolution calling for annual election of all directors may saddle a company (and its shareholders) with the cost of printing longer proxy statements and proxy cards than if only one-third of the directors were running for three-year terms each year. Similarly, proposals asking a company to increase the number of independent directors or to add minority or female candidates to the board may increase the cost of director elections on the company (and its shareholders), but no one would seriously object that shareholders should be denied the right to recommend the adoption of such policies if that is how they want their company to be governed.

Viewed in that light, the Staff's rationale about how "this may lead to contested elections" cannot be a proper basis for exclusion. Contested elections are a way of life in most spheres of American life and are viewed generally as a positive good. The notable exception appears to be elections to corporate boards. It is quite common for director candidates to be nominated directly by the board without any opposition and with management having exclusive access to the company's proxy materials. A shareholder who wishes to sponsor a board candidate must shoulder the expense associated with an independent solicitation campaign, including the costs of preparing, printing and mailing separate proxy materials and tabulating a separate proxy card, which can total hundreds of thousands of dollars, if not more. Because the cost is so high, director campaigns are typically waged only by persons seeking control of the company. Even large institutional investors may hold only a comparatively small stake in a company, such that the cost of mounting an independent campaign may be difficult to justify when compared to any possible or anticipated return.

The Proposal posits that if Kodak shareholders so choose, they would be able to level the playing field by creating a mechanism whereby they and other Kodak shareholders could present and consider candidates for election to the board as part of a single set of documents, the Company's proxy statement and proxy card. This is a logical outgrowth of the principle that shareholders have the exclusive power to elect directors, and providing access to the Company's proxy will (if approved by Kodak shareholders) allow them to hold the board accountable. See Melvin A.. Eisenberg, *Access to the Corporate Proxy Machinery,* 83 HARV. L. REV. 1489 (1970); Carol Goforth, *Proxy Reform as a Means of Increasing Shareholder Participation in Corporate Governance: Too Little, But Not Too Late*, 43 AM. U.L. REV. 379 (1984). It is Kodak shareholders whose money is at stake with respect to how the Company is governed, and if they want to choose a different course, we submit that the Staff, through Rule 14a-8(i)(8), should not stand in the way.

* * * *

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007. The Plan appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Brian J. Lane
Gibson, Dunn & Crutcher LLP
Fax # (202) 530-9589.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Kodak Company
Incoming letter dated December 20, 2004

The proposal amends the bylaws to require that Kodak include the name, along with certain disclosures and statements, of any person nominated for election to the board by a stockholder who has beneficially owned 3% or more of Kodak's outstanding common stock for at least one year.

There appears to be some basis for your view that Kodak may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. Accordingly, we will not recommend enforcement action to the Commission if Kodak omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Sara D. Kalin
Attorney-Advisor